August 20, 2026	510 Burrard Street, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: PACIFIC BOOKER MINERALS INC

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	September 14, 2026
Record Date for Voting (if applicable) :	September 14, 2026
Beneficial Ownership Determination Date :	September 14, 2026
Meeting Date :	October 22, 2026
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	69403R108	CA69403R1082

Sincerely,

Computershare

Agent for PACIFIC BOOKER MINERALS INC